Exhibit 99.2

Lonmin Limited (previously Lonmin Plc)

Unaudited condensed consolidated income statement
for the six months ended 31 March 2019

		Six months ended 31 March 2019	Six months ended 31 March 2018
		Total	Total
Figure in US dollar 'millions unless otherwise stated	Notes	$m	$m
Revenue	2	615	561

Cost of sales before depreciation and amortisation		(502)	(495)
Finance income	3	19	52
Finance expenses	3	(52)	(47)
Share-based payments		(4)	(1)
Foreign exchange gains / (losses)		15	(34)
Other costs		(39)	(27)
Restructuring costs iii		(4)	(27)
Depreciation and amortisation		(9)	(6)
Foreign exchange arising on acquisition of Pandora		–	(24)
Profit / (loss) before royalties and tax		39	(48)
Royalties		(3)	(3)
Profit / (loss) before taxation		36	(51)
Income tax charge	4	(1)	(16)
Profit / (loss) for the period		35	(67)
Attributable to:
- Equity shareholders of Lonmin Limited		27	(54)
- Non-controlling interests		8	(13)

Earnings per share (cents)	5	9.5	(19.1)
Basic and diluted earnings per share (cents)	5	9.4	(19.1)

Unaudited condensed consolidated statement of comprehensive income for the six months to 31 March 2019

		Six months ended 31 March 2019	Six months ended 31 March 2018
Figure in US dollar 'millions unless otherwise stated	Note	$m	$m
Profit / (loss) for the period		35	(67)
Other comprehensive income (net of tax):
- Change in fair value of financial assets [i]	7	(4)	6
- Foreign exchange loss on retranslation of proportionally consolidated investment transferred to the income statement ii		-	14
Total other comprehensive income for the period		(4)	20

Total comprehensive income for the period		31	(47)

Attributable to:
- Equity shareholders of Lonmin Limited		23	(32)
- Non-controlling interests		8	(15)
		31	(47)

Footnotes:

i	May not subsequently be classified to profit or loss.
ii	May subsequently be classified to profit or loss.
iii	Restructuring costs are labour related costs associated with the changes to the operational management structure as part of the turnaround of Lonmin Limited (previously Lonmin Plc, refer note 11).

Lonmin Limited (previously Lonmin Plc)

Unaudited condensed consolidated statement of financial position as at 31 March 2019

		As at	As at
		31 March	30 September
		2019	2018
Figure in US dollar 'millions unless otherwise stated	Notes	$m	$m

Non-current assets
Intangible assets		12	12
Property, plant and equipment		318	300
Royalty prepayment		35	35
Other financial assets	7	47	44
		412	391

Current assets
Inventories		306	263
Trade and other receivables		52	68
Other financial assets	7	-	-
Assets held for sale		4	17
Cash and cash equivalents	9	247	264
		609	612

Current liabilities
Trade and other payables		(165)	(204)
Interest bearing loans and borrowings	9	(65)	(150)
Derivative financial instruments		(2)	-
Deferred revenue	8	(9)	(8)
Tax payable		(3)	(3)
		(244)	(365)
Net current assets		365	247

Non-current liabilities

Interest bearing loans and borrowings	9	(106)	-
Derivative financial instruments		(3)	-
Deferred revenue	8	(36)	(40)
Contingent consideration		(18)	(18)
Provisions		(121)	(119)
		(284)	(177)
Net assets		493	461

Capital and reserves
Share capital		586	586
Share premium		1,816	1,816
Other reserves		88	88
Accumulated loss		(1,706)	(1,730)
Attributable to equity shareholders of Lonmin Limited		784	760
Attributable to non-controlling interests		(291)	(299)
Total equity		493	461

Lonmin Limited (previously Lonmin Plc)

Unaudited condensed consolidated statement of changes in equity for the six months to 31 March 2019

	Equity interest
	Called	Share				Non-
	up share	premium	Other	Accumulated		controlling	Total
	capital	account	reserves [i]	loss ii	Total	interests iii	equity
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m	$m	$m	$m
At 1 October 2018	586	1,816	88	(1,730)	760	(299)	461
Profit for the period	-	-	-	27	27	8	35
Total other comprehensive income:	-	-	-	(4)	(4)	-	(4)
- Change in fair value of available for sale financial assets	-	-	-	(4)	(4)	-	(4)
Transactions with owners, recognised directly in equity:	-	-	-	1	1	-	1
- Share-based payments	-	-	-	1	1	-	1

At 31 March 2019	586	1,816	88	(1,706)	784	(291)	493

Footnotes:

i	Other reserves at 31 March 2019 represent the capital redemption reserve of $88 million (31 March 2018 and 30 September 2018 - $88 million).
ii

Accumulated loss include $12 million of accumulated credits in respect of fair value movements on available for sale financial assets (31 March 2018 - $14 million credit and 30 September 2018 - $16 million credit).

iii

Non-controlling interests represent a 13.76% effective shareholding in each of Eastern Platinum Limited, Western Platinum Limited and Messina Limited and a 19.87% effective shareholding in Akanani Mining Proprietary Limited.

	Equity interest
	Called	Share				Non-
	up share	premium	Other	Accumulated		controlling	Total
	capital	account	reserves [i]	loss ii	Total	interests iii	equity
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m	$m	$m	$m
At 1 October 2017	586	1,816	88	(1,812)	678	(306)	372
Loss for the period	-	-	-	(54)	(54)	(13)	(67)
Total other comprehensive income:	-	-	-	22	22	(2)	20
- Change in fair value of available for sale financial assets	-	-	-	6	6	-	6
- Foreign exchange gain on retranslation of proportionally consolidated investments	-	-	-	16	16	(2)	14
Transactions with owners, recognised directly in equity:	-	-	-	1	1	-	1
- Share-based payments	-	-	-	1	1	-	1

At 31 March 2018	586	1,816	88	(1,843)	647	(321)	326

At 1 April 2018	586	1,816	88	(1,843)	647	(321)	326
Profit for the period	-	-	-	112	112	17	129
Total other comprehensive income:	-	-	-	1	1	5	6
- Change in fair value of available for sale financial assets	-	-	-	5	5	1	6
- Foreign exchange loss on retranslation of proportionally consolidated investments	-	-	-	(4)	(4)	4	-
Transactions with owners, recognised directly in equity:	-	-	-	-	-	-	-
- Share-based payments	-	-	-	-	-	-	-

At 30 September 2018	586	1,816	88	(1,730)	760	(299)	461

Lonmin Limited (previously Lonmin Plc)

Unaudited condensed consolidated statement of cash flows
for the six months to 31 March 2019

		Six months ended 31 March 2019	Six months ended 31 March 2018
Figure in US dollar 'millions unless otherwise stated	Notes	$m	$m
Profit / (loss) for the period		35	(67)
Income tax charge		1	16
Finance income	3	(19)	(52)
Finance expenses	3	52	47
Foreign exchange arising on acquisition of Pandora		-	24
Non-cash movement on deferred revenue	8	(5)	-
Depreciation and amortisation		9	6
Change in inventories		(43)	(87)
Change in trade and other receivables		11	29
Change in trade and other payables		(36)	8
Change in provisions		(3)	19
Deferred revenue received	8	-	7
Share-based payments		1	1
ESOP payment		(3)	-
Other movements		1	1
Cash from / (used in) operating activities		1	(48)
Interest received		3	2
Interest and bank fees paid		(15)	(8)
Tax paid		(1)	(8)
Net cash used in operating activities		(12)	(62)

Cash flows from investing activities
Contribution to Pandora		-	(4)
Additions to other financial assets		(10)	(3)
Proceeds from assets held for sale		13	-
Purchase of property, plant and equipment		(27)	(32)
Purchase of intangible assets		-	(1)
Net cash used in investing activities		(24)	(40)

Cash flows from financing activities
Proceeds from borrowings	9	200	-
Repayment of borrowings	9	(179)	-
Net cash from financing activities		21	-
Net decrease in cash and cash equivalents	9	(15)	(102)
Effect of foreign exchange fluctuations on cash held	9	(2)	16
Cash and cash equivalents at beginning of the period	9	264	253
Cash and cash equivalents at end of the period	9	247	167

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

1      Basis of accounting and preparation

Basis of preparation

Lonmin Limited (previously Lonmin Plc and hereafter where appropriate referred to as Lonmin Limited, refer note11), is a Company domiciled in the United Kingdom.  The unaudited condensed consolidated interim financial statements of the Group as at and for the six months to 31 March 2019 comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interests in equity accounted investments.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and Financial Pronouncements as issued by Financial Reporting Standards Council. The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) and Financial Pronouncements as issued by Financial Reporting Standards Council. The condensed set of interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's consolidated financial statements for the year ended 30 September 2018, except as noted below. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended 30 September 2018.

The condensed consolidated interim financial statements for the six months ended 31 March 2019 were not audited by the Company's auditor.

Going concern

The Group made a profit for the six months ended 31 March 2019 of $35 million (year ended: 30 September 2018: $62 million), and as of that date the Group’s total assets exceeded its total liabilities by $493 million (30 September 2018: $461 million). Further, at 31 March 2019, the Group’s current assets exceeded its current liabilities by $368 million (30 September 2018: $247 million). The Group had unrestricted cash on hand at 31 March 2019 of $247 million (30 September 2018: $264 million).

Background

On 7 June 2019 all conditions precedent relating to the acquisition of Lonmin Plc by Sibanye Gold Limited (“Sibanye”) were met and the transaction was implemented on 10 June 2019, when the Lonmin Plc shares were suspended from the London Stock exchange (the “acquisition”). Subsequently, Lonmin Plc delisted from the London Stock Exchange and has since been converted to a private company, Lonmin Limited (together with its subsidiaries “Lonmin group”).

Prior to acquisition, in October 2018 the Lonmin group completed a $200 million forward metal sale agreement, which was used to settle the term loan of $150 million and all its other pre-existing undrawn facilities with its South African Rand and US Dollar lender groups were cancelled. Subsequent to the acquisition the remaining amount outstanding on the $200 million forward metal sale agreement was repaid in full using facilities available within the Lonmin group. In addition, since the acquisition date, the Lonmin group has been able to access the Sibanye Gold Limited group’s (“the Sibanye group”) funding and liquidity arrangements.

Sibanye is in the process of investigating and planning the reorganisation of the Lonmin group’s legal structure. At the date of this report, the reorganisation is in preliminary investigation phase and conclusions on key steps are pending. Whilst it is possible the Lonmin group’s South African operations, primarily Western Platinum Limited (WPL) and Eastern Platinum Limited (EPL) which amount to most of the Lonmin group’s operations, may be transferred to elsewhere within the Sibanye group it is not expected that either Lonmin Limited or the operations of WPL and EPL will cease trading.

Cash flow forecasts

The directors have prepared cash flow forecasts for a period of at least 12 months from the date of approval of these financial statements which indicate that, taking account of reasonably possible downsides, the Lonmin group will have sufficient funds, mainly through funding from its ultimate parent company, Sibanye, to meet its liabilities as they fall due for that period.

Those forecasts highlight that the Lonmin group is dependent on Sibanye providing additional financial support during that period to enable the Lonmin group to continue to trade.  Sibanye has indicated its intention to continue to make available such funds as are needed by the Lonmin group for the period covered by the forecasts.  As with any company placing reliance on other group entities for financial support, the directors acknowledge that there can be no certainty that this support will continue although, at the date of approval of these financial statements, they have no reason to believe that it will not do so.

Support from Sibanye

The directors have considered the ability of Sibanye to provide such support. This included reviewing the cash flow forecasts of the Sibanye group for a period of at least 12 months from the date of approval of these financial statements. As part of this assessment, the directors considered the expected access to financing, compliance with covenant levels and a series of reasonable possible downside scenarios. The directors noted specifically:

•

Access to financing: As at 30 June 2019 the Sibanye group’s interim financial statements showed total borrowings of R27,118.1 million and total cash of R6,000.4 million. The borrowings include R3,046.4 million drawn down at 30 June 2019 against a ZAR facility of R6,000 million which expires in November 2019. With the exception of the Burnstone debt, which is repayable based on a percentage of the underlying cash flows of the Burnstone operations and without recourse to the group, all other facilities and borrowings mature after April 2022. The ZAR facility is in the process of being refinanced and as at the date of this report, all banks within the syndicate have received credit committee approval for the refinancing. The total amount that will be refinanced is R 5,500 million and the terms and conditions of this facility, including covenant levels, are materially consistent with the previous facility. The renewal of the facility is subject to finalisation of the legal documentation and certain conditions precedent which the directors consider are standard in nature or within the control of the Sibanye group. Therefore, given the advanced stage of this process, and the credit committee approval, the Sibanye group is confident that it will have access to this facility in their cash flow forecasts.

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

1      Basis of accounting and preparation (continued)

•

Covenant ratio’s: The Sibanye group’s leverage ratio (net debt to adjusted EBITDA) as at 30 June 2019 was 2.5:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 6.2:1 (31 December 2018: 2.5:1 and 5.9:1). Under the covenant rules, the twelve month rolling EBITDA incorporates the Lonmin group’s EBITDA as if it had always been part of the group; as such these ratio’s differ from those published in the 30 June 2019 Sibanye group’s interim financials which only include the Lonmin group’s results from acquisition date.  These were within the maximum permitted leverage ratio of 3.5:1 until to 31 December 2019, and 2.5:1 thereafter; and minimum required interest coverage ratio of 4.0:1. The ratios are calculated on a quarterly basis and are set by the US$600 million revolving credit facility (“RCF”) and the R6.0 billion RCF (together “RCFs”). Whilst not ultimately utilised the RCF lenders approved additional temporary covenant uplifts for the periods ending 31 March 2019 and 30 June 2019, in order to ensure the Sibanye group retained adequate covenant headroom whilst navigating the accumulated impacts of the change in offtake contract at the Rustenburg operation from sale of concentrate to tolling agreement where Sibanye sell refined metals and the extended gold strike which ended in April 2019. The ratios were also within the maximum permitted levels at 30 September 2019.

•

Labour unrest and union activity: The Sibanye group’s South African PGM operations which now include the Lonmin group’s South African PGM operations) three yearly wage negotiations began during July 2019 and are yet to be concluded. The Sibanye group has contingency plans in place to mitigate the impact of any related strike action, but extended strike action could impact negatively on cash flows and future adjusted EBITDA, which would impact on the covenant ratios. It is possible, given the scale and size of the businesses, that the daily impact of the strike could potentially be similar to the recent strike in the gold operations. However, should refining and processing be unaffected by a strike as was the case in the recent gold strike and previous PGM strikes, metals in the refining pipeline would continue to be available for sale for a period of over three months potentially mitigating any initial or short term strike impacts significantly. The Sibanye group has run a series of reasonably possible downside scenarios, and considering current pricing and mitigating factors within the Sibanye group’s control, including reduction of capex, the directors consider that the Sibanye group will continue to have sufficient liquidity and be in compliance with covenant levels.

Conclusion

Based on the directors’ expectation of the ZAR facility refinancing prior to the facility expiring on 15 November 2019, and that the Sibanye group has sufficient liquidity and will be in compliance with covenants in reasonably possible downside strike scenarios, the directors believe Sibanye has the ability and intention to support the Lonmin group and therefore that the Lonmin group will continue to have adequate financial resources to meet obligations as they fall due for at least 12 months from the date of approval of the financial statements. Accordingly, the directors have formed a judgement that it is appropriate to prepare the financial statements on a going concern basis.

New standards and amendments in the period

The following IFRS's have been adopted in these condensed consolidated financial statements. The application of these IFRS's has not had any material impact on the amounts reported for the current and prior periods.

Title of standard	Summary of impact on the Financial Statements	Application date of standard	Application date for the financial year commencing
IFRS 9 Financial Instruments

The Group will adopt IFRS 9 from 1 October 2018. The Group has minimal financial assets (other than trade debtors and certain equity investments) and the new standard does not have a material impact on the recognition and measurement of the Group's financial assets. The standard will result in changes in presentation in some disclosures of the Group's financial assets.

		1 January 2018	1 October 2018
IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes the previous revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretation. IFRS 15 establishes a single comprehensive five-step model to account for revenue arising from contracts with customers and is based on the core principle that revenue is recognised when control of a good or service transfers to a customer. On 1 October 2018, the Group adopted IFRS 15, which requires that revenue from contracts with customers be recognised upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the revenue recognition policy as set out in the consolidated financial statements for the year ended 30 September 2018, as the condition on most of the Group’s sales is generally satisfied when title and insurance risk transfers to the customer, and the goods have been delivered to a contractually agreed location. The requirements under IFRS 15 impacted a few of the Groups sales contracts, however the timing of these sales at period end resulted in no impact to the Group’s profit or loss as the transfer of control to the customers were within the financial period.

		1 January 2018	1 October 2018

There were no other new standards, interpretations or amendments to standards issued and effective for the period which materially impacted the Group.

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

1      Basis of accounting and preparation (continued)

New standards that are relevant to the Group but not yet effective

Title of standard	Summary of impact on the Financial Statements	Application date of standard	Application date for the financial year commencing
IFRS 16 Leases

IFRS 16 replaces the previous lead standard IAS 17 Leases and related interpretations. IFRS 16 has one model for lessees which will result in almost all leases being recognised on balance sheet as the distinction between operating and finance leases is removed. The only exceptions are short-term and low-value leases. At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e. the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). Lessees also will be required to remeasure the lease liability upon the occurrence of certain events (e.g. a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of use asset. The Group, since being acquired by Sibanye-Stillwater has been assisted by their project team to assess the impact of the leases standard. To identify an appropriate population of procurement contracts that were assessed in light of the new requirements, the project team identified key stakeholders and held information gathering sessions to gather more information (through the use of interviews and questionnaires) with respect to the population.

The Group will use the modified retrospective approach of adoption resulting in no restatement of prior year comparatives.

The Group has elected to apply the available exemptions as permitted by IFRS 16 to recognise a lease expense on a straight line basis for short-term leases (lease term of 12 months or less) and low value assets. The Group has also elected to apply the practical expedient for leases which term ends within 12 months of the date of initial application which will be accounted for in the same way as short-term leases. Upon the adoption of IFRS 16, the Group expects to recognise additional right of use assets and lease liabilities of approximately US$9 million at 1 January 2020 (change in year-end refer subsequent events, note 11). The Group expects an increase in amortisation and depreciation and finance expense, a decrease in cost of sales before amortisation and depreciation, and an increase in cash flow from operating activities as these lease payments will be recognised as financing outflows in the statement of cash flows.

		1 January 2019	1 January 2020

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

2      Segmental analysis

The Platinum Group Metals (PGM) Operations segment comprises the activities involved in the mining and processing of PGMs, together with associated base metals, which are carried out entirely in South Africa. These operations are integrated and designed to support the process for extracting and refining PGMs from underground. PGMs move through each stage of the process and undergo successive levels of refinement which result in fully refined metals. The Chief Executive Officer, who performs the role of Chief Operating Decision Maker (CODM), views the PGM Operations segment as a single whole for the purposes of financial performance monitoring and assessment and does not make resource allocations based on margin, costs or cash flows incurred at each separate stage of the process.  In addition, the CODM makes his decisions for running the business on a day to day basis using the physical operating statistics generated by the business as these summarise the operating performance of the entire segment.

Other covers mainly the results and investment activities of the corporate Head Office and Elimination Adjustments relate to intersegment transactions involving the provision of funding between segments and any associated interest.

No operating segments have been aggregated. Operating segments have consistently adopted the consolidated basis of accounting and there are no differences in measurement applied.

	Six months ended 31 March 2019
	PGM Operations Segment	Other	Elimination adjustments	Total
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m

Revenue (external sales by product):
Platinum	236	-	-	236
Palladium	172	-	-	172
Gold	10	-	-	10
Rhodium	113	-	-	113
Ruthenium	14	-	-	14
Iridium	20	-	-	20
PGMs	565	-	-	565
Nickel	15	-	-	15
Copper	7	-	-	7
Chrome	28	-	-	28
Total revenue	615	-	-	615
Cost of sales	(502)	-	-	(502)
Other costs	(39)	-	-	(39)
Depreciation and amortisation	(9)	-	-	(9)
Finance income	4	15	-	19
Finance expenses	(30)	(22)	-	(52)
Share-based payments	(4)	-	-	(4)
Foreign exchange gains	17	(2)	-	15
Restructuring costs	(1)	(3)	-	(4)
Royalties	(3)	-	-	(3)
Income tax credit / (charge)	1	(2)	-	(1)
Profit / (loss) after taxation	49	(14)	-	35

	at 31 March 2019
Additions to property, plant, equipment and intangibles	(27)	-	-	(27)
Total assets [i]	1,065	1,609	(1,648)	1,026
Total liabilities	(2,145)	(36)	1,648	(533)
Net assets / (liabilities)	(1,080)	1,573	-	493

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

2      Segmental analysis (continued)

	Six months ended 31 March 2018
	PGM Operations Segment	Other	Elimination adjustments	Total
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m

Revenue (external sales by product):
Platinum	273	-	-	273
Palladium	136	-	-	136
Gold	11	-	-	11
Rhodium	72	-	-	72
Ruthenium	10	-	-	10
Iridium	14	-	-	14
PGMs	516	-	-	516
Nickel	15	-	-	15
Copper	7	-	-	7
Chrome	23	-	-	23
Total revenue	561	-	-	561
Cost of sales	(495)	-	-	(495)
Other costs	(26)	(1)	-	(27)
Depreciation and amortisation	(6)	-	-	(6)
Foreign exchange arising on stepped acquisition of Pandora	(24)	-	-	(24)
Finance income	21	59	(28)	52
Finance expenses	(26)	(49)	28	(47)
Share-based payments	(1)	-	-	(1)
Foreign exchange losses	(49)	15	-	(34)
Restructuring costs	(20)	(7)	-	(27)
Royalties	(3)	-	-	(3)
Income tax charge	(3)	(13)	-	(16)
(Loss) / profit after taxation	(71)	4	-	(67)

	at 30 September 2018
Additions to property, plant, equipment and intangibles	32	-	-	32
Total assets [i]	1,014	1,776	(1,787)	1,003
Total liabilities	(2,143)	(186)	1,787	(542)
Net assets / (liabilities)	(1,129)	1,590	-	461

Revenue by destination is analysed by geographical area below:

	Six months to	Six months to
	31 March	31 March
	2019	2018
Figure in US dollar 'millions unless otherwise stated	$m	$m
The Americas	213	80
Asia	143	106
Europe	212	176
South Africa	47	199
	615	561

The Group's revenues are all derived from the PGM Operations segment. This segment has three major customers who respectively contributed 22% ($137 million), 26% ($159 million) and 24% ($146 million) of revenue in the six months to 31 March 2019 and 40% ($222 million),  19% ($105 million) and 18% ($103 million) in the six months to 31 March 2018.

Metal sales prices are based on market prices which are denominated in US Dollars. The majority of sales are also invoiced in US Dollars with the exception of certain sales in South Africa which are invoiced in South African Rand based on exchange rates determined in accordance with the contractual arrangements.

Non-current assets  (excluding financial instruments and deferred tax assets) of $365 million (30 September 2018 - $347 million) all situated in South Africa.

Footnotes:

i

The assets under "Other" include intercompany receivables of $1,569 million (30 September 2018 - $1,710 million,). Available for sale financial assets of $18 million (30 September 2018 - $22 million,) form part of the "Other" segment and the balance of $nil (30 September 2018 - $3 million,) forms part of the PGM Operations segment.

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

3      Net finance (expenses) /income

	Six months ended	Six months ended
	31 March	31 March
	2019	2018
Figure in US dollar 'millions unless otherwise stated	$m	$m

Finance income:	19	52
- Interest on cash and cash equivalents	3	2
- Foreign exchange gains on net cash	-	16
- Interest accrued from HDSA receivable (note 7)	15	15
- Foreign exchange gain on HDSA receivable (note 7)	1	19

Finance expenses:	(52)	(47)
- Interest payable on loans and overdrafts	(14)	(5)
- Bank fees	(5)	(3)
- Unwinding of discount on environmental provisions	(5)	(5)
- Impairment of HDSA receivable (note 7)	(16)	(34)
- Fair value movement on embedded derivative	(5)	-
- Finance charge on BTT funding	(2)	-
- Fair value movements on investments	(3)	-
- Foreign exchange losses on net cash	(2)	-

Net finance (expenses) / income	(33)	5

4      Taxation

	Six months Ended	Six months ended
	31 March	31 March
	2019	2018
Figure in US dollar 'millions unless otherwise stated	$m	$m
Current tax charge:
United Kingdom tax expense - Current tax expense at 19% (March 2018 - 21%) [i]	2	9

Overseas current tax expense / credit at 28% (2018 - 28%)	(1)	7
- Corporate tax expense - current year	(2)	6
- Adjustment in respect of prior years	1	1

Total current tax charge	1	16

Deferred tax charge:
Deferred tax charge	-	-

Total deferred tax charge	-	-

Total tax charge	1	16

Effective tax rate	3%	(31%)

A reconciliation of the standard tax charge to the actual tax charge was as follows:

	Six months ended	Six months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2019	2019	2018	2018
Figure in US dollar 'millions unless otherwise stated	%	$m	%	$m
Tax charge / (credit) on gain / (loss) at standard tax rate	28	10	28	(14)
Tax effect of:
- Rate change	-	-	8	(4)
- Unutilised losses ii	8	3	98	(50)
- Foreign exchange impacts on taxable profits	(52)	(19)	(138)	70
- Adjustment in respect of prior years	(3)	(1)	(2)	1
- Disallowed expenditure	22	8	(37)	19
- Expenses / (income) not subject to tax	-	-	12	(6)
Actual tax charge	3	1	(31)	16

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

4      Taxation (continued)

The Group's primary operations are based in South Africa. The South African statutory tax rate is 28% (2018 - 28%).  Lonmin Limited operates a branch in South Africa which is subject to a tax rate of 28% on branch profits (2018 - 28%).  The aggregated standard tax rate for the Group is 28% (2018 - 28%). The dividend withholding tax rate is 15% (2018 - 15%). Dividends payable by the South African companies to Lonmin Limited are subject to a 5% withholding tax benefitting from double taxation agreements.

Footnotes:

i	Effective from 1 April 2020 the United Kingdom tax rate will change from 19% to 18%. This does not materially impact the Group's recognised deferred tax liabilities.
ii

Unutilised losses reflect losses generated in entities for which no deferred tax asset is provided as it is not thought probable that future profits will be generated against which a deferred tax asset could be offset or previously unrecognised losses utilised.

5      Earnings per share

Earnings per share (EPS) has been calculated on the earnings for the six months ended attributable to equity shareholders amounting to $27 million (six months ended 31 March 2018 - loss of $54 million) using a weighted average number of 282.8 million ordinary shares in issue for the six months to 31 March 2019 (six months ended 31 March 2018 - 282.8 million ordinary shares).

Diluted loss per share is based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options in accordance with IAS 33 - Earnings Per Share. The weighted average number of shares for the six months ended 31 March 2019 was adjusted for the dilutive effect of outstanding share options. In the six months ended 31 March 2018 outstanding share options were anti-dilutive and so were excluded from diluted earnings per share in accordance with IAS 33 - Earnings Per Share.

	Six months ended 31 March 2019			Six months ended 31 March 2018
	Profit for	Number of	Per share	Loss for	Number of	Per share
	the period	shares	amount	the period	shares	amount
Figure in US dollar 'millions unless otherwise stated	$m	millions	cents	$m	millions	cents
Basic EPS	27	282.8	9.5	(54)	282.8	(19.1)
Share option schemes	-	4.3	(0.1)	-	-	-
Diluted EPS	27	287.1	9.4	(54)	282.8	(19.1)

6      Dividends

No dividends were declared during the period (six months to 31 March 2018 - $nil).

7      Other financial assets

	Restricted cash [i]	Fair value through OCI ii	HDSA receivable iii	Total
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m

At 1 October 2018	15	29	-	44
Additions	9	-	-	9
Interest accrued	1	-	15	16
Movement in fair value	-	(7)	-	(7)
Foreign exchange income	-	-	1	1
Impairment loss	-	-	(16)	(16)
At 31 March 2019	25	22	-	47

	Restricted cash [i]	Fair value through OCI ii	HDSA receivable iii	Total
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m

At 1 April 2018	18	25	-	43
Additions	3	-	-	3
Disposal of investment	(2)	-	-	(2)
Transferred to assets held for sale	-	(3)	-	(3)
Interest accrued	-	-	14	14
Movement in fair value	-	7	-	7
Foreign exchange loss	(4)	-	(31)	(35)
Impairment reversal	-	-	17	17
At 30 September 2018	15	29	-	44

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

7      Other financial assets (continued)

	Six months to	Year ended
	31 March	30 September
	2019	2018
Figure in US dollar 'millions unless otherwise stated	$m	$m
Current assets
Other financial assets	-	-

Non-current assets
Other financial assets	47	44

Footnotes:

i	Restricted cash deposits are in respect of mine rehabilitation obligations as required by the Department of Mineral Resources.
ii	Fair value through OCI financial assets include listed investments of $18 million (30 September 2018 - $22 million) held at fair value using the market price on 31 March 2019.
iii

On 8 July 2010, Lonmin entered into an agreement to provide financing of £200 million to Lexshell 806 Investments Proprietary Limited, a subsidiary of Phembani Group Proprietary Limited, to facilitate the acquisition, at fair value, of 50.03% of shares in Incwala Resources Proprietary Limited from the original HDSA shareholders.  The terms of the financing provided by Lonmin Limited to the Phembani subsidiary include the accrual of interest on the HDSA receivable at a fixed rate based on a principal value of £200 million which is repayable on demand, including accrued interest.

The Company holds the HDSA receivable at amortised cost. The receivable is secured on shares in the HDSA borrower, Lexshell 806 Investments Proprietary Limited, whose only asset of value is its holding in Incwala Resources Proprietary Limited (Incwala). Incwala’s principal assets are investments in Western Platinum Limited (WPL), Eastern Platinum Limited (EPL) and Akanani Mining Proprietary Limited (Akanani), all subsidiaries of Lonmin Limited. One of the sources of income to fund the settlement of the receivable is the dividend flow from these underlying investments. Given the continued subdued PGM pricing environment, there have not been any substantial dividends declared by these Lonmin subsidiaries in recent years.

The HDSA receivable is disclosed as a non-current asset although it was redeemable at any time on or after 8 July 2015 at Lonmin’s request. It is not our current intention to request redemption as Phembani could forfeit the loan and the 50.03% that Phembani hold in Incwala would revert to Lonmin. There is ongoing engagement with Phembani around this.

An impairment assessment has been performed on the balance of the loan at 31 March 2019. This assessment has been made based on the value of the security, which is primarily driven by the value of Incwala’s underlying investments in WPL, EPL and Akanani. The same valuation model for the Marikana CGU that was prepared to assess impairment of non-financial assets was used as the basis for determining the value of Incwala’s investments. Thus, similar judgements apply around the determination of key assumptions in those valuation models. Based on the assessment, the value of the HDSA receivable was determined to be $nil which has resulted in an impairment charge of $16 million as at 31 March 2019 to offset interest accrued and exchange gains and bring the carrying value back to nil (30 September 2018 - $17 million (impairment reversal)).

8      Deferred revenue

In 2016 Lonmin secured competitive funding of $50 million to build the Bulk Tailings re-Treatment plant (BTT), through a  finance metal streaming arrangement receivable in instalments.  The $50 million has been accounted for as deferred revenue as it will be repaid by way of discounted value of metal sales. Contractual deliveries will be at a discounted price and the value of the discount over and above the $50 million upfront payment will be prorated over the project lifetime and charged to the income statement as a finance expense.  The plant was commissioned in February 2018.

	Six months ended	Six months ended
	31 March	30 September
	2019	2018
Figure in US dollar 'millions unless otherwise stated	$m	$m

Opening balance	48	40
Deferred revenue received	-	7
Finance expense	2	2
Less: Contractual deliveries	(5)	(1)
Closing balance	45	48

Current liabilities
Deferred revenue	9	8

Non-current liabilities
Deferred revenue	36	40

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

9      Analysis of net cash / (debt) i

			Foreign	Transfer of
	As at		exchange and	unamortised bank	As at
	1 October		non-cash	fees from other	31 March
	2018	Cash flow	movements	receivables	2019
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m	$m
Cash and cash equivalents	264	(15)	(2)	-	247
Current borrowings	(150)	112	(29)	2	(65)
Non-current borrowings	-	(133)	24	3	(106)
Net cash / (debt) as defined by the Group	114	(36)	(7)	5	76

			Foreign	Transfer of
	As at		exchange and	unamortised bank	As at
	1 April		non-cash	fees to other	30 September
	2018	Cash flow	movements	receivables	2018
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m	$m
Cash and cash equivalents	167	122	(25)	-	264
Current borrowings	(150)	-	-	-	(150)
Net cash / (debt) as defined by the Group	17	122	(25)	-	114

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying	Cantractual		Between one and	Five years and
	amount	cash flows	Within one year	five years	later
31 March 2019	$m	$m	$m	$m	$m
Financial liabilities:
Secured PIM loan	171	(171)	(65)	(106)	-
Trade and other payables	165	(165)	(165)	-	-
Contingent consideration	18	(18)	-	(18)	-

	Carrying	Cantractual		Between one and	Five years and
	amount	cash flows	Within one year	four years	later
30 September 2018	$m	$m	$m	$m	$m
Financial liabilities:
Secured bank loans	150	(150)	(150)	-	-
Trade and other payables	204	(204)	(204)	-	-
Contingent consideration	18	(18)	-	(18)	-

Footnote:

i

Net cash / (debt) as defined by the Group comprises cash and cash equivalents, bank overdrafts repayable on demand and interest bearing loans and borrowings less unamortised bank fees, unless the unamortised bank fees relate to undrawn facilities in which case they are treated as other receivables.

The Group's debt facilities are summarised as follows:

In October 2018, Lonmin entered into a $200 million financing facility, at the Western Platinum Limited level, with Pangaea Investments Management Limited (PIM) an associate company of Jiangxi Copper Company Limited (JCC). The facility amortises over three years through monthly delivery of Platinum and Palladium ounces in the ratio 69:31, providing PIM with a minimum annual return on investment of 15% on the upfront payment which will be reduced by the deliveries over the term of the agreement. The upfront payment was accounted for as a loan under IFRS 9. The facility allows for early settlement in full after one year, at Lonmin’s discretion and subject to JCC achieving a return on investment of 16%. The facility requires partial settlement of between $60 million and $80 million upon completion of the acquisition of the Group by Sibanye-Stillwater.

The following financial covenants apply to this facility:

•	The liquidity for the Group will not be less than $20 million.
•	Approval from PIM required for any project capital >$50 million.

The PIM loan was fully settled from available cash on 5 July 2019.

10     Impairment of non-financial assets

There has been no significant change to the outlook for the business and therefore prior year impairments have not been reversed and no further impairments to non-financial assets have been made (2018 - impairment of $nil million).

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

11     Events after the financial reporting period

Recommended All-Share Offer for Lonmin Plc by Sibanye-Stillwater

On 7 June 2019 Sibanye Gold Limited, trading as Sibanye Stillwater, acquired entire issued and to be issued share capital of Lonmin Plc. Further details are available on Sibanye Stillwater’s website: www.sibanyestillwater.com.

Fair value adjustment on property, plant and equipment

Following the acquisition of Lonmin by Sibanye Gold Limited, Sibanye Gold Limited recorded a downward fair value adjustment to the Lonmin Property Plant and Equipment value of $100m as part of the IFRS 3 Business combinations accounting in the Sibanye Gold Limited consolidated accounts. Based on this provisional purchase price allocation, management expect to recognise an impairment in the Lonmin Limited consolidated accounts of c$100m at the next reporting period. This is principally due to a change in the life of mine plan for Lonmin following the acquisition. As such this is a non-adjusting post balance sheet event and therefore the post-acquisition impairment has not been recognised in these financial statements.

Suspension and listing of Lonmin Plc shares

On 10 June 2019 the Financial Conduct Authority has suspended the listing of Lonmin Shares on the premium segment of the Official List and the London Stock Exchange has suspended the trading of Lonmin Shares on the main market for listed securities maintained by the London Stock Exchange and the Main Board of the Johannesburg Stock Exchange has suspended the listing and trading of Lonmin Shares on the Main Board of the Johannesburg Stock Exchange.

Settlement of Pangaea Investments Management Limited loan

On 5 July 2019 the Lonmin group entity's prepayment arrangements with the Pangaea Investments Management Limited (PIM)  (refer to note 9) was fully settled from available cash on hand.

Changes in directorate

The following directors have resigned from the Board of Lonmin Limited:

Brian Richard Beamish	7 June 2019
Kennedy Gcinumuzi Bungane	7 June 2019
Gillian Amanda Fairfield	7 June 2019
Jonathan Charles Alexander Leslie	7 June 2019
Varda Shine	7 June 2019
Sizwe Mfundo Sydney Nkosi	7 June 2019
Barend Johannes Van Der Merwe	28 July 2019
Bennetor Magara	14 August 2019
Charl Keyter	14 August 2019

The following directors have been appointed to the Board of Lonmin Limited:

Richard Andrew Stewart	7 June 2019
Charl Keyter	7 June 2019
David Malcolm Kaye	14 August 2019
Bryony Jane Watson	14 August 2019

Change in accounting period

On 23 August 2019 the current accounting period was extended from 30 September 2019 so as to end to 31 December 2019 with subsequent periods ending on the same day and month in future years.

Change in registered office

On 23 August 2019 the registered office address was changed from Connaught House 5th Floor 1-3 Mount Street London W1K 3NB United Kingdom to Lower Ground Floor One George Yard London EC3V 9DF.

Conversion to private company and restructuring

On 27 August 2019 Lonmin Plc a public company has been re-registered under the Companies Act 2006 as a private company under the name of Lonmin Limited, a company limited by its shares by the Registrar of Companies for England/Wales. Sibanye-Stillwater is in the process of investigating and planning the reorganisation of the Lonmin legal structure. At the date of this report, the reorganisation of the Lonmin legal structure is in preliminary investigation phase and conclusions on key steps are pending.

Appointment and change in company secretary

On 14 August 2019 Seema Kamboj was appointed as Company Secretary. Subsequently, Seema Kamboj resigned on 31 August 2019 and Lerato Maltosa was appointed  as Company Secretary on 1 September 2019.

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

12     Risk management and fair value of financial assets and financial liabilities

Financial risk management

The main financial risks faced by the Group relate to the availability of funds to meet business needs (liquidity risk), the risk of default by counterparties to financial transactions (credit risk), fluctuations in interest and foreign exchange rates and commodity prices (market risk).

Credit risk

Trade receivables

The Group is exposed to significant trade receivable credit risk through the sale of PGM metals to a limited group of customers.

This risk is managed as follows:

•	aged analysis is performed on trade receivable balances and reviewed on a monthly basis;
•	credit ratings are obtained on any new customers and the credit ratings of existing customers are monitored on an ongoing basis;
•	credit limits are set for customers; and
•	trigger points and escalation procedures are clearly defined.

It should be noted that a significant portion of Lonmin’s revenue is from three key customers. These customers have strong investment grade ratings and their payment terms are very short, thereby reducing trade receivable credit risk significantly.

Banking counterparties

Banking counterparty credit risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. Banking counterparties are approved by the Board and consist of four global banks.

Liquidity risk

Capital management

The Group’s philosophy on capital management is to maintain a low level of financial gearing given the exposure of the business to fluctuations in PGM commodity prices and the Rand / US Dollar exchange rate. The Group funds its operations through a mixture of equity funding and bank borrowings.

As part of the annual budgeting and long term planning process, the Group's cash flow forecast is reviewed and approved by the Board. The cash flow forecast is amended on an ongoing basis for any significant changes in the key assumptions identified during the year.  Where funding requirements are identified from the cash flow forecast, appropriate measures are taken to ensure these requirements can be satisfied. Factors taken into consideration are:

•	the size and nature of the requirement;
•	preferred sources of finance applying key criteria of cost, commitment, availability, security / covenant conditions;
•	recommended counterparties, fees and market conditions; and
•	covenants, guarantees and other financial commitments.

Following the acquisition of Lonmin by Sibanye Gold the Lonmin Group's operational funding and liquidity requirements will be managed within the Sibanye Gold Group's funding and liquidity arrangements.

Market risk

Foreign currency risk

The Group’s operations are essentially based in South Africa and the majority of the revenue stream is in US Dollars.  However, the bulk of the Group’s operating costs and taxes are paid in Rand. Most of the cash received in South Africa is in US Dollars. Most of the Group’s funding sources are in US Dollars.

The Group is exposed to foreign currency risk on monetary items that are denominated in currencies other than the functional currency of the relevant Group entity.

The principal exchange rates impacting the Group's results are Rand / Dollar and Sterling / Dollar.

A strengthening of the Rand against the US Dollar has an adverse effect on profits due to the majority of operating costs being paid in Rand. The hedging policy allows for short term hedging of Rand / US Dollar currency exposures for period of less than three months.

Interest rate risk

The bulk of our outstanding borrowings are in US Dollars and at floating rates of interest.  The interest position is kept under constant review in conjunction with the liquidity policy and the future funding requirements of the business.

Lonmin Limited (previously Lonmin Plc)

Notes to the unaudited condensed consolidated interim financial statements

12     Risk management and fair value of financial assets and financial liabilities (continued)

Commodity price risk

Our policy is not to hedge commodity price exposure on PGMs, except Gold, and therefore any change in prices will have a direct effect on the Group’s trading results.

Fair values

The fair value of financial assets and liabilities were equivalent to their carrying amounts and are as follows:

Measurement of fair value

The following is an analysis of the financial instruments that are measured at fair value.

They are grouped into levels 1 to 3 based on the extent to which the fair value is observable.

The levels are classified as follows:

Level 1 - fair value is based on quoted prices in active markets for identical financial assets or liabilities;

Level 2 - fair value is determined using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - fair value is determined on inputs not based on observable market data.

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 31 March 2019. The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

	31 March 2019
	Level 1	Level 2	Level 3	Total
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m
Other financial assets	18	4	-	22
Derivative financial instruments	-	(5)	-	(5)
Contingent consideration [i]	-	-	(18)	(18)
	18	(1)	(18)	(1)

	30 September 2018
	Level 1	Level 2	Level 3	Total
Figure in US dollar 'millions unless otherwise stated	$m	$m	$m	$m
Other financial assets	22	4	3	29
Derivative financial instruments	-	2	-	2
Contingent consideration [i]	-	-	(18)	(18)
	22	6	(15)	13

Footnote:

i

The purchase price for the 50% of Pandora acquired on 6 December 2017 amounted to $23 million comprising cash consideration of $4 million and contingent consideration with a present value of $19 million. The contingent consideration represents the present value of deferred cash payments of 20% of the distributable free cash flows generated by the Pandora E3 operations on an annual basis for a period of six years, subject to a minimum deferred consideration of R400 million (in nominal terms). The fair value was determined using the present values of future cash flows have been determined using an estimated post-tax cost of debt of 8.2%. Pandora held both accounts payable and accounts receivable balances with Lonmin at the acquisition date. A net $1 million payable balance was deemed settled on consideration.